Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Red White & Bloom Brands Inc. (the “Company”)

810 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2	Date of Material Change

December 21, 2022

Item 3	News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4	Summary of Material Change

The Company closed a debt settlement of $10.475 million in debt with arm’s length financing through the issuance of 22,440,467 common shares (the "Debt Settlement") at a price of $0.47 per share.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Brad Roger, Director

Phone: 604-687-2038

Item 9	Date of Report

January 5, 2023

Red White & Bloom Eliminates $10.5 Million of Debt

TORONTO, Ontario, December 21, 2022 (Globe Newswire) – Red White & Blooms Brands, Inc. (CSE:RWB, OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector, announces that its board of directors has approved the settlement of $10.475 million in debt related to arm’s length financing through the issuance of common shares (the "Debt Settlement") at a price of $0.47 per share, representing a premium of 370% to the company’s closing price per share on December 20, 2022.

“We continue to strengthen our balance sheet and eliminate debt at favorable terms for the company” stated Colby De Zen, President and Director of RWB, adding “As evidenced by the tremendous progress already made this year on restructuring our balance sheet and expanding margin and the reach for our branded products, we are committed to growing our business, achieving our profitability goals, and building shareholder value.”

Pursuant to the Debt Settlement, the Company issued 22,440,467 common shares of the Company (the "Shares") representing a per share price of approximately $0.47 per Share to creditors of the Company. The Company agreed to satisfy this outstanding indebtedness with Shares in accordance with the terms of the indebtedness.

All securities issued will be subject to a statutory hold period which will expire on the date that is four months and one day from the date of issuance for Canadian holders as well as any US restrictions, as applicable, for US holders.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are several important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company's proposed business, such as failure of the business strategy and government regulation; risks related to the Company's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property, and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARDLOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

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